SNET                                            NEWS RELEASE
                                                227 Church Street
                                                New Haven, Connecticut 06510


                                             July 1,1995

For further information contact:   Bill Seekamp
                         203-771-2136


            SNET EXPANDS WIRELESS BUSINESS BY 70%


     SNET (NYSE:SNG) today completed the acquisition of

cellular properties that include all of Rhode Island and the

New Bedford, Massachusetts area formerly owned by Bell

Atlantic as well as the Pittsfield, Massachusetts market 80

percent of which was owned by NYNEX and the 16.1 percent

interest that NYNEX held in a cellular partnership that

serves all of Connecticut and the Springfield, Massachusetts area.  SNET has also reached agreement with the Richmond

Telephone company to purchase the remaining 20 percent of

the Pittsfield market.

     The acquisition adds approximately 2.3 million people -

or POPS - to SNET's cellular service area for a combined

market covering a population of over 5.5 million POPS, and

increases the population of the territory served by SNET's

cellular business by 70 percent.

     SNET Mobility, is paying approximately $450 million in

cash for the properties which it is financing initially with short-term debt and which it intends replace with medium-

term debt.

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     "We are following through with this very substantial

expansion of our presence in the fastest growing part of the telecommunications industry," said Daniel J. Miglio, SNET

Chairman and CEO.  "These new properties are all within or

adjacent to areas we already serve, strengthening our

position in the strategic New York - Boston corridor.

     "We look forward to bringing our high quality wireless

communications service to this expanded marketplace in one

of the most communications-intensive corridors in the

world," Miglio said.  "This acquisition improves the

economies of scale in our dramatically growing cellular

business."

     SNET will market cellular service in its new Rhode

Island and New Bedford, Massachusetts territories under the

name Cellular One.  Cellular One is the nation's most

subscribed to brand of cellular phone service.  SNET's

operational headquarters for the Cellular One properties in

Rhode Island and Massachusetts will be located in Warwick,

Rhode island.

     SNET's cellular service in the Pittsfield,

Massachusetts area will be marketed under the name SNET

Linx[SM] by SNET Mobility.

     SNET Mobility currently serves an area consisting of

over 3.2 million POPS.  This area includes the metropolitan

areas of Hartford, Bridgeport, New Haven and New London

Connecticut and Springfield, Massachusetts as well as the

rural service areas of Windham and Litchfield, Connecticut

and Franklin, Massachusetts.  In 1994, SNET nearly doubled

the number of cellular mobile customers it serves from

88,000 to 166,000.

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     SNET, a Connecticut-based company reaching beyond its

traditional borders, provides local, national and

international calling; mobile communications; and

publishing, information and advertising services.  It is

building I-SNET, a statewide information superhighway that

brings to customers a full array of information,

communications and entertainment services.

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